# SportBLX/PJ WASHINGTON Inc.

Technology Finance Sports Fin Tech Nba

## Invest with NBA Rising Star, PJ Washington Jr. of the Charlotte Hornets

SPORTBLX.COM/OFFERINGS/PJ-WASHINGTON NEW YORK NEW YORK





*The goal of PJ WASHINGTON Inc is to revolutionize fan engagement, change the investment landscape, and increase financial literacy. This company unlocks sports asset ownership for the common fan and provides them access to an income generating product normally reserved for institutions.*

**Paul Washington** CEO @ SportBLX/PJ WASHINGTON Inc.

## Why you may want to support us...

1. SPORTBLX/PJ WASHINGTON INC. ("PJ WASHINGTON Inc" ) intends to revolutionize fan engagement.
2. Invest with a professional athlete and potentially generate income with a unique sports asset.
3. Be part of sports finance history with a new alternative asset class.
4. Preferred stock dividends accrue at 5% a year, payable in preference to common stock
5. Any additional declared dividends are paid pro rate with common stock.
6. These types of investment opportunities are traditionally reserved only for institutions.
7. Diversify your portfolio with a potential yield that has low stock market correlation.
8. You can buy shares for anyone who is a sports fan - yourself, your family, or your friends.

## Why investors ❤ us

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Paul Washington**

CEO

*CEO at PJ WASHINGTON, Inc. Father of PJ Washington, Jr. (the Athlete)*

in



**Ralph L James Jr**

Board Memeber

*Founder and CEO of Dunamis Investments. Former partner Blue Ox Capital, a private equity firm focused on growth stage healthcare services. Director of proprietary trading at Maxim Group.*

in



**George Hall**

Board. Member

*Founder of Sport-BLX Inc. Founder and CEO Clinton Group Inc*

in



**Joseph De Perio**

Board Member

*Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.*

in



**Daniel Strauss**

Team Member

*Chief Executive Officer at GlassBridge Enterprises Inc.*

in



**Tyler Sloan**

Team Member

*Product Manager, of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.*

in



**Peter Rawlins**

Team Member

*Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.*

in



**John Hall**

Team Member

*President of Adara Asset Management. Executive VP Sport BLX Inc.. Chief Operating Officer Clinton Group, Inc..*

## In the news











# INVEST WITH AN NBA RISING STAR

**SportBLX/PJ WASHINGTON, Inc. ("PJ WASHINGTON, Inc.") unlocks sports asset ownership for a fan or investor and provides access to an income-generating security with potential upside from the corporation's earnings.**

## HOW INVESTORS EARN MONEY

You are investing in preferred stock of PJ WASHINGTON, Inc., a company that focuses on generating profits from non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other businesses operations associated with PJ Washington Jr. and his company PJW LTD. PJW LTD. was established as a savings and investment vehicle for PJ Washington Jr.'s future earnings.

Additionally, PJ Washington, Inc. may invest in Promissory Notes issued by PJW LTD. Income from these promissory notes will add to the revenues of the corporation. Net proceeds of the offering may also be invested in limited partnership interests of The Sports & Entertainment Fund LP, which is managed by Adara Asset Management LLC.

Preferred stock dividends accrue at 5% a year, payable in preference to common stock as and when declared by the board, plus any additional declared dividends are paid pro rate with common stock.

Preferred shares will be redeemed on June 6, 2030, or earlier at the option of the company, at the original issue price plus all accrued and unpaid dividends.

## ABOUT PJ WASHINGTON JR.

PJ Washington Jr. (the "Athlete") is an American professional basketball player for the Charlotte Hornets of the National Basketball Association. PJ was born in Louisville, KY and grew up in Dallas, TX. He was drafted in the first round (12th overall) in the 2019 NBA draft and played college basketball for the Kentucky Wildcats under head coach John Calipari.

PJ was an NCAA All-American in 2019 at the University of Kentucky. In his first NBA game, the 21-year-old made 7 three-pointers, the most in a debut in NBA history. PJ was selected to the 2020 NBA Rising Stars game alongside players such as Luka Doncic, Trae Young, and Zion Williamson. PJ looks to continue his impressive rookie season once the NBA resumes play.

### How Is PJ Washington Jr. Involved?

PJ Washington Jr. is a shareholder of SportBLX/PJ WASHINGTON Inc (the "Company"or "PJ WASHINGTON Inc."). The Company was formed for the purposes of developing the brand of the Athlete, growing his income streams, and identifying additional revenue sources. The Company aims to provide sports fans with a unique opportunity to participate in the ownership and growth of the career of this dynamic athlete.

The Athlete also has a savings and investment agreement with PJW LTD., which is issuing Promissory Notes that PJ WASHINGTON Inc. may invest in. PJW LTD. has provided the Athlete with capital upfront in return for fixed periodic payments. Investors in PJW LTD. Promissory Notes are contracted to receive fixed income returns.


SPORT
BLX

## HOW DOES IT WORK?

PJ WASHINGTON Inc is different from companies you typically encounter on crowdfunding platforms such as Wefunder.

In the case of PJ WASHINGTON Inc, the public has access to invest in a unique sports asset ordinarily reserved for institutions and or high-net worth investors. This investment is associated with an NBA Rising Star.  Investors are purchasing an interest in PJ WASHINGTON Inc., which is being offered on the SportBLX platform for accredited investors (Reg D) and here on Wefunder for non-accredited investors (Reg CF).  Preferred stock dividends accrue at 5% a year, payable in preference to common stock as and when declared by the board, plus any additional declared dividends are paid pro rata with common stock.  Preferred shares will be redeemed on June 6, 2030, or earlier at the option of the company, at the original issue price plus all accrued and unpaid dividends. The company's business operations focus on generating profits from non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other businesses operations associated with PJ Washington Jr. and his company PJW LTD.

Money raised from this offering will go towards value generation to the long-term benefit of PJ Washington Jr., his family, and shareholders.

**Benefits for fans and investors**

- Fans have traditionally shown their passion for sports through ticket sales, merchandise sales, and more recently, fantasy sports. All of this engagement is indirect; fans cannot increase their financial well-being through their favorite teams and athletes. PJ WASHINGTON Inc. and SportBLX desire to change this paradigm by allowing fans to invest alongside their favorite athletes.

- Investors have an opportunity to invest with a professional athlete and potentially generate income with a unique sports asset.

- Investors can potentially diversify their portfolio with a yield that has low stock market and interest rate correlation.

- Investor perks include, but are not limited to, exclusive PJ Washington Jr. and PJ WASHINGTON Inc. content, investor-only giveaways, and online events.

**Benefits for the athlete**

- Enhanced fan engagement! PJ will be able to connect and directly interact with those that have invested with him.

- More resources to further his career off-the-court and additional capital generated to his long-term benefit, creating financial security for PJ and his family beyond his basketball career.

- PJ can prepare for as much as 60+ years after his athletic career and protect himself against inflation and economic uncertainties.

- PJ greatly reduces his risk of succumbing to the fate of far too many athletes who struggle financially after their athletic career ends.

### JOIN US IN MAKING SPORTS FINANCE HISTORY!


PJ Washington Jr.
Charlotte Hornets
Forward
#25
25

# Investor Q&A

– COLLAPSE ALL

**What does your company do?**

SPORTBLX/PJ WASHINGTON Inc. ("PJ Washington Inc.") allows fans and investors to invest in a corporation alongside PJ Washington Jr. You are investing in participating preferred stock of PJ WASHINGTON Inc, a company that focuses on generating profits from non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other businesses operations associated with PJ Washington Jr. and his company PJW LTD.

**Where will your company be in 5 years?**

We would like the corporation to revolutionize both the sports and investment industries. PJ WASHINGTON Inc will be the first of its kind: a corporation that allows fans to have a financial connection with a professional athlete. We believe that through SportBLX the securitization of unique sports assets will be part of the mainstream investment industry. This will also serve as entrance to investing for many sports fans, as we desire to increase the financial literacy of the general public.

**Why did you choose this idea?**

The goal of PJ WASHINGTON Inc is to revolutionize fan engagement, change the investment landscape, and increase financial literacy. This company unlocks sports asset ownership for the common fan and provides them access to an income generating product normally reserved for institutions.

**How do I make money?**

The holders of Series A stock will be entitled to receive dividends, as may be declared from time to time by our board of directors from legally available at a cumulative annual rate of 5% of the original issue price of the Series A Stock, subject to adjustment for stock splits, reverse stock splits, recapitalizations and other similar events affecting the Series A Preferred Stock, in preference and priority to any declaration or payment of any dividend on our common stock. After payment of all accrued dividends to the holders of the Series A Stock and at the discretion of the Board of Directors, dividends may be declared and paid to holders of Series A Stock and common stock on a pro rata basis.

investments, data monetization, financial consulting, risk management, recruiting, and other businesses
associated with PJ Washington Jr. With this said, there can be no assurance that our business will
generate profits sufficient to make any distributions.

**As an investor, what upside do I receive from the non-exclusive branding, wealth management, recruitment, data monetization, and other business?**

If the Company recruits additional athletes to join the SportBLX program, the Company will be paid a
fee, and earnings after expenses will accrue to the common equity, and participating preferred stockholders will be entitled to dividends. Similarly, if the Company provides a marketing transaction for PJ Washington, Jr. that he otherwise could not procure himself with his agent and advisors, the Company will be paid a fee, and earnings after expenses will accrue to the common equity, and participating preferred stockholders will be entitled to dividends.

**What if I'm an accredited investor and want to invest more than is allowed through crowdfunding?**

PJ WASHINGTON Inc also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/pj-washington-jr/ .

**How is the company effected if PJ Washington Jr signs an endorsement contract?**

If an endorsement contract signed by PJ Washington Jr. is sourced by PJ WASHINGTON Inc, then PJ WASHINGTON Inc. is entitled to receive revenues from such activities. However, endorsement contracts signed by Mr. Washington outside of his relationship with PJ
WASHINGTON Inc are not included in the company's revenue.

**How will other athletes be recruited and how will the company receive fees from recruitment? Are any additional athletes part of PJ WASHINGTON Inc?**

Given the team-based nature of professional basketball, Paul Washington and PJ Washington Jr. have
established a large network of connections within professional basketball. We expect the friends and
teammates of our two shareholders to inquire about SportBLX, and we expect Paul Washington to recruit these athletes on our behalf. Upon the successful completion of recruitment activities, the Company will receive fees, and earnings after expenses will accrue to the common equity, and participating preferred stockholders will be entitled to dividends. Additional athletes will not be part of PJ WASHINGTON Inc. A new corporation will be formed for each athlete added to the SportBLX platform, but shareholders in PJ WASHINGTON Inc do not have any stake in the new athlete's corporation.

**Why is the participating preferred stock subject to mandatory redemption in 2030?**

PJ WASHINGTON Inc has structured the participating preferred stock in a manner it deems to be effective to track new investors. A redemption feature allows initial shareholders to get a return of principal on the redemption date.

### What is the relationship between this company, PJW LTD., and PJ Washington Jr?

The company intends to purchase promissory notes of PJW LTD., a corporation owned by PJ Washington Jr. PJW LTD. receives periodic contributions from PJ Washington Jr, and in turn pays periodic interest payments to PJ WASHINGTON Inc under the promissory note.

### Is this the same offering as the Reg D on SportBLX.com?

Yes, investors in the Reg D (accredited investors only) offering on SportBLX.com are investing in preferred shares in PJ WASHINGTON Inc.

### What is SportBLX?

SportBLX is a web-based portal that allows fans and investors all over the world to own shares of unique
assets in sports. The goal of SportBLX is to deliver a robust marketplace for all fan tastes and investment
strategies in sports assets.

### Does Paul Washington Jr. and/or Paul Washington Sr. also own a stake in PJW LTD?

Yes, PJ Washington Jr. owns the participating shares of PJW LTD.

### Does the board of directors decide if/when I get paid as an investor?

The board of directors will periodically distribute dividends that accrue at 5% annually in addition to
declaring, at their discretion, additional dividends related to revenue from the company's brand
management, wealth management, strategic investments, data monetization, financial consulting, risk management, recruiting, and other businesses.

### Has an offering like this ever been done before?

At the risk of brevity, no. This security allows investors to invest alongside PJ Washington Jr. with the
potential to receive fixed 5% distributions from the corporation in addition to additional distributions
from the earnings generated from other business operations.

### What level of liquidity will your shares hold? Can I sell my shares?

Shares are restricted from transfer for a period of time under applicable federal securities laws. The
Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state
restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become
freely transferable, a secondary market in the shares may not develop. The company advises that
shareholders should understand that they bear the economic risks of the investment in the shares for an
indefinite period of time.

### What is the difference between SportBLX and SPJ WASHINGTON Inc?

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. PJ WASHINGTON Inc is corporation which is selling preferred stock shares through the SportBLX platform and Wefunder.

### What is your team's experience in the industry?

Our team has decades of experience in investment management, corporate finance, and financial
services. We have meticulously designed securities that we believe are attractive to both athletes and
investors in addition to providing athletes with access to leading wealth managers.

### Does my account login for Wefunder also work on the SportBLX platform?

No, you will need to create a new and separate account on SportBLX.com.

### I've invested in PJ WASHINGTON Inc through Wefunder, will my shares appear in my portfolio on SportBLX.com?

For now you will only see your shares on the Wefunder site. We will be pulling in positions from Wefunder onto SportBLX.com in the near future and will notify you when that occurs.